Filed Pursuant to Rule 433

Registration No. 333-214831

Term Sheet dated May 16, 2019

3.875% Senior Notes due 2024

Issuer:	Ally Financial Inc. (“Ally”)
Expected Ratings*:	BB+ / BB+ (S&P / Fitch)
Title of Securities:	3.875% Senior Notes due 2024 (the “Notes”)
Legal Format:	SEC Registered
Trade Date:	May 16, 2019
Settlement Date**:	May 21, 2019 (T+3)
Final Maturity Date:	May 21, 2024
Aggregate Principal Amount:	$750,000,000
Gross Proceeds:	$742,440,000
Underwriting Discount:	0.750%
Net Proceeds to Ally before Estimated Expenses:	$736,815,000
Coupon:	3.875%
Issue Price:	98.992%
Benchmark Treasury:	2.250% due April 30, 2024
Benchmark Treasury Yield:	2.175%
Spread to Benchmark Treasury:	192.5 bps
Yield to Maturity:	4.100%
Interest Payment Dates:	Semi-annually, in arrears on May 21 and November 21 of each year, until maturity, commencing November 21, 2019
Optional Redemption:

The notes will be redeemable at Ally’s option, in whole or in part, at any time or from time to time, on or after November 17, 2019 (180 days after the issue date) (or, if additional notes are issued thereafter, beginning 180 days after the issue date of such additional notes), and prior to April 21, 2024 (30 days prior to the maturity date), in each case at a redemption price, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date, equal to the greater of:

•  100% of the aggregate principal amount of the notes being redeemed on that redemption date; and

•  the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed that would be due if the notes to be redeemed matured on April 21, 2024 (30 days prior to the maturity date) (not including any portion of such payments of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate (as defined in this prospectus supplement) plus 30 basis points.

On and after April 21, 2024 (30 days prior to the maturity date), the notes will be redeemable, in whole or in part, at any time and from time to time, at Ally’s option at a redemption price equal to 100% of the aggregate principal amount of the notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

Day Count Convention:	30/360; Unadjusted, Following Business Day convention
Business Days:	New York
CUSIP/ISIN Numbers:	CUSIP: 02005NBH2 ISIN: US02005NBH26
Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC
Co-Managers:	Lloyds Securities Inc. Scotia Capital (USA) Inc. Academy Securities, Inc. Drexel Hamilton, LLC Mischler Financial Group, Inc. R. Seelaus & Co., LLC The Williams Capital Group, L.P.
Denominations:	$2,000 x $1,000

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

We expect that delivery of the Notes will be made to investors on or about May 21, 2019, which will be the third business day following the date of this pricing term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of this pricing term sheet will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the date of delivery should consult their advisors.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus for the Notes. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus for the Notes to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.